Exhibit (a)(1)

February 14, 2013

Dear Stockholder,

On February 1, 2013, MPF Northstar Fund 2, LP, and other entities (collectively, “MPF”) initiated an unsolicited tender offer (the “Tender Offer”) to buy shares of common stock and the associated shares of Series A preferred stock (together, the “Units”) of Apple REIT Six, Inc. (the “Company”) at a price of $8.50 per Unit. The Tender Offer is limited to 4.6 million Units or approximately 5% of our outstanding Units. The Company and MPF are not affiliated, and we believe the Tender Offer is not in the best interests of our stockholders.

Our Board of Directors has carefully evaluated the terms of MPF’s offer and unanimously recommends that you reject this unsolicited, opportunistic offer and not tender your Units. We believe this offer is meant to take advantage of you and buy your Units at an unreasonably low price in order to make a profit and, as a result, deprive you of the potential value of your investment. The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its Units to MPF pursuant to the Tender Offer and that an individual stockholder may determine to tender based on, among other things, the individual stockholder’s individual liquidity needs.

As we previously announced on November 30, 2012, the Company has entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by BRE Select Hotels Corp, a newly formed affiliate of Blackstone Real Estate Partners VII L.P., in a merger (the “Merger”) pursuant to which each issued and outstanding Unit of the Company will be converted into the right to receive consideration with a stated value of $11.10 per Unit consisting of:

•	$9.20 in cash, without interest, and

•	one share of 7% Series A Cumulative Redeemable Preferred Stock of BRE Select Hotels Corp having an initial liquidation preference of $1.90 per share (the “New Preferred Shares”).

The Board of Directors has unanimously determined that the Merger and the Merger Agreement are advisable and in the best interest of the Company and its stockholders and continues to support the Merger.

The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to MPF’s offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this Tender Offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Tender Offer is not in the best interests of our stockholders are as follows:

•	The Board of Directors believes that the $8.50 per Unit offer price represents an opportunistic attempt by MPF to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that because the Company is a non-exchange traded REIT, there is a limited market for the Units, and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information” of the enclosed Schedule 14D-9.

•	Pursuant to the terms of the Merger Agreement, each issued and outstanding Unit of the Company will be converted into the right to receive consideration with a stated value of $11.10 per Unit consisting of (i) $9.20 in cash, without interest, and (ii) one New Preferred Share having an initial liquidation preference of $1.90 per share.

o	The New Preferred Shares will include an option for the holder of any New Preferred Shares to redeem all or a portion of such holder’s New Preferred Shares at the liquidation preference, plus any accumulated and unpaid dividends, after 7-1/2 years following the issuance of the New Preferred Shares in connection with the Merger and an initial dividend rate of 7% per share. The New Preferred Shares will also be redeemable by BRE Select Hotels Corp at any time at the liquidation preference, plus any accumulated and unpaid dividends, and will have limited voting rights. The dividend rate on the New Preferred Shares will increase to 11% per share if the New Preferred Shares are not redeemed within five years following the issuance of the New Preferred Shares in connection with the Merger. The initial liquidation preference of $1.90 per share will be subject to downward adjustment should net costs and payments relating to certain legacy litigation and regulatory matters exceed $3.5 million.

o	The Merger Agreement contains various closing conditions, including stockholder approval. As a result, there can be no assurance that the Merger will close. If the closing conditions are satisfied, including stockholder approval, it is anticipated that the Merger would close in the second quarter of 2013.

•	In its Tender Offer materials, MPF estimates the liquidation value of the Company at $11.10 per Unit based on the terms of the Merger Agreement. MPF’s offer price in this Tender Offer is more than 23% below MPF’s own estimate of the liquidation value of the Company per Unit and more than 7% below the $9.20 per Unit cash consideration in the Merger. In its Tender Offer materials, MPF also states that it believes it will vote its Units in favor of the Merger, which would include any Units tendered to it in the Tender Offer.

MPF states in their Tender Offer materials that they “are making the Offer…with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $8.50 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders…” (Emphasis Added).

In addition, there is no guarantee that the Tender Offer will be completed as soon as MPF implies. MPF cannot “rush” stockholders their payment and stockholders cannot get their “cash now” because the Tender Offer must be completed before any Units can be purchased, and the Tender Offer does not expire until March 22, 2013 at the earliest. This date may be extended by MPF in its sole discretion.

In summary, given the timing of the Tender Offer and the offer price, we believe that you should view MPF as an opportunistic purchaser that is attempting to acquire your Units in order to make a profit and, as a result, deprive you of the potential long-term value of your Units. We are confident that our stockholders will benefit from the Merger, which would successfully bring investments in our Company full cycle at an attractive valuation.

Should you have questions concerning the Tender Offer, please consult your financial advisor or our Investor Relations Department at 804.727.6321.

We appreciate your trust in the Company and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your Units to MPF.

Sincerely,

Glade M. Knight

Chairman of the Board and Chief Executive Officer

Disclosures

Certain statements contained in this correspondence other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,”  “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely”  or other words or phrases of similar import.  Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company to obtain required stockholder or other third-party approvals required to consummate the proposed merger; the satisfaction or waiver of other conditions in the merger agreement; a material adverse effect on the Company; the outcome of any legal proceedings that may be instituted against the Company and others related to the merger agreement; the failure to consummate debt financing arrangements set forth in a commitment letter received in connection with the merger; the ability of the Company to implement its acquisition strategy and operating strategy; the Company’s ability to manage planned growth; changes in economic cycles; the outcome of current and future litigation, regulatory proceedings, or inquiries; and competition within the hotel industry. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this correspondence will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2012.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of the Company with and into BRE Select Hotels Corp, a Delaware corporation (“BRE Select Hotels”), BRE Select Hotels filed a Registration Statement on Form S-4 (File No. 333-186090) with the Securities and Exchange Commission (the “SEC”) on January 18, 2013, which includes a preliminary proxy statement of the Company that also constitutes a preliminary prospectus of BRE Select Hotels, as well as other relevant documents concerning the merger. The registration statement has not yet been declared effective by the SEC and may be amended, and the definitive proxy statement/prospectus is not currently available. The Company will mail the definitive proxy statement/prospectus to its security holders when it is available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, BRE SELECT HOTELS AND THE MERGER. The proxy statement/prospectus and other materials (when they become available) containing information about the proposed transaction, and any other documents filed by the Company and BRE Select Hotels with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to Apple REIT Six, Inc., 814 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations.

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of the Company in connection with the merger. Information about those executive officers and directors of the Company and their ownership of the Company’s securities is set forth in the preliminary proxy statement/prospectus included in the Registration Statement on Form S-4 filed by BRE Select Hotels with the SEC on January 18, 2013 and will be included in the definitive proxy statement/prospectus regarding the merger when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.